UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year end December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-33063
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CITIZENS REPUBLIC BANCORP 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CITIZENS REPUBLIC BANCORP, INC.
328 South Saginaw Street
Flint, Michigan 48502

Audited Financial Statements and Supplemental Schedule
Citizens Republic Bancorp 401(k) Plan
December 31, 2009 and 2008 and Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Citizens Republic Bancorp 401(k) Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2009 and 2008 and
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
To the Audit Committee of the Board of Directors
We have audited the accompanying statements of net assets available for benefits of the Citizens Republic Bancorp 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 18, 2010

Citizens Republic Bancorp 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets

Investments at fair value:
Mutual funds	$59,327,685	$46,834,414
Pooled separate accounts	28,184,426	22,772,692
Other investments	13,966,912	12,053,139
Citizens Republic Bancorp, Inc. common stock	2,562,247	6,757,260
Loans to participants	2,335,884	2,544,982

Total investments	106,377,154	90,962,487
Employer and other receivables	—	2,792,469

Net assets available for benefits at fair value	$106,377,154	$93,754,956

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year-Ended December 31, 2009

Additions
Participant contributions	$6,635,356
Employer contributions	1,906,643

Total contributions	8,541,999

Investment income:
Dividend income	$978,661
Interest income	675,595
Other income	120,000

Total investment income	1,774,256

Total additions	10,316,255

Deductions
Benefits paid to participants	12,666,610
Administrative expenses	115,594

Total deductions	12,782,204

Net realized and unrealized appreciation in fair value of investments (Note 3)	15,088,147

Net increase	12,622,198

Net assets available for benefits at:
Beginning of year	93,754,956

End of year	$106,377,154

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
1. Description of the Plan
The Citizens Republic Bancorp 401(k) Plan (the “Plan”) is a defined contribution plan which includes a salary deferral feature under Section 401(k) of the Internal Revenue Code of 1986 (“Code”) and covers substantially all employees of Citizens Republic Bancorp, Inc. (“Corporation”) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
This description provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions. Copies of these documents may be obtained by contacting Citizens Bank Human Resources Department at 810-768-4748 or email HR4U@citizensbanking.com.
Eligibility
Employees are eligible to participate in the Plan, unless within a group considered excluded. Excluded groups include: temporary, co-operative, seasonal and those employees who complete less than 1,000 hours of service in an eligibility computation period.
Contributions
In 2009, participants were able to contribute up to 50% of their annual compensation not to exceed the annual Internal Revenue Service (“IRS”) dollar limitation of $16,500. Certain participants were also able to contribute additional amounts of up to $5,500, the annual IRS dollar limit on catch-up contributions during 2009. Newly hired eligible employees who do not affirmatively enroll or decline enrollment by their entry date are automatically enrolled in the Plan at an annual deferral rate of 2%.
Compensation includes all wages except stock compensation, non-qualified moving expenses and other travel allowances, severance payments, third party sick pay, adoption benefits, tuition, deferred compensation, reward and recognition, bonuses paid but not earned in the course of employment (i.e. signing bonus, retention bonus), other post employment payments such as retirement and/or supplemental retirement benefits for purposes of elective deferrals and non-elective contributions.
In 2009, the Plan was amended to suspend all employer matching contributions effective for elective deferrals made by participants with respect to compensation earned after the payroll period ending July 16, 2009 and until such time as the Corporation affirmatively reinstates such matching contributions. The computation of any future matching contributions will be made solely on the basis of deferrals made, and compensation received, in each two-week payroll period, thereby eliminating any year-end true-up of such contributions based on actual annual compensation.
The Plan provides that each eligible participant may receive a discretionary annual non-elective employer contribution to his or her Plan account after the end of the year, provided the participant has been credited with a minimum of 1,000 hours of service within the year and is employed by the Corporation at the end of the year

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
(although these two requirements are waived for the plan year of the participants’ retirement, death or disability).
Each participant’s account is credited with the participant’s contributions and the Corporation’s matching contributions and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.
Vesting
Participants are immediately vested in their own pre-tax contributions and the Corporation’s matching contributions, as well as actual earnings on each. Any discretionary employer contribution is vested after the participant has completed three years of service (one year of service being defined as completion of at least 1,000 hours of service in a plan year). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.
Forfeitures
Forfeitures can be used to offset the non-elective employer contribution. For the Plan years ending December 31, 2009 and 2008, the amount of forfeited accounts was immaterial.
Participant Loans
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. A loan is secured by the balance in the participant’s account and bears interest equal to the prime rate at the loan origination date plus 1%. Only one loan may be outstanding against a participant’s account at any time. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon termination of employment, death, disability, or retirement, a participant has the option to receive, defer, or roll over to an IRA or other eligible plan a single lump-sum amount equal to the vested value of their account.
Administrative Expenses
Substantially all administrative expenses are paid by the Plan. Participants pay the applicable fees associated with their loans, distributions, withdrawals and stock transactions.
Plan Termination
Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of the Code and ERISA. In the event of Plan termination, all participants will be 100% vested in

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
their accounts. The value of each participant’s account will be determined as of the effective date of the termination and distributed as provided by the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
In the third quarter of 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 105 “FASB Accounting Standards Codification”. ASC Topic 105 establishes the ASC as the single source of authoritative GAAP recognized by the FASB, superseding existing FASB, American Institute of Certified Public Accounts (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature for all public and non-public non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way plans refer to GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Adoption did not have an impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
On April 9, 2009, the FASB posted ASC Topic 820 (formerly Financial Staff Position (“FSP”) on Statement of Financial Accounting Standard (“SFAS”) 157-4) to provide additional guidance on estimating fair value when the volume and level of activity for

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009, which did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). This ASU amended ASC 820 to allow entities to use net asset value (“NAV”) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid.
Pending Accounting Pronouncements
FASB ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”
This pronouncement requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting, as well as clarify the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the certain disclosure requirements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of ASU 2010-06 is not expected to have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
3. Investments
The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009		2008

American Balanced Fund– Class A	$10,727,072		$9,847,067
American Funds EuroPacific Growth Fund	9,036,443		7,115,486
American Funds Growth Fund of America	13,755,209		10,865,126
Baron Small Cap	5,316,271		4,149,733	**
Vanguard Mid Cap Institutional	5,236,954		4,135,464	**
Prudential Core Plus Bond/Reams Fund	7,713,813		6,390,327
Prudential Large Cap Val/LSV Asset Mgt	13,008,437		11,098,630
Prudential Small Cap Val/Kennedy Fund	5,929,827		3,917,965	**
Prudential Guaranteed Income Fund	13,966,912		12,053,139
*Citizens Republic Bancorp, Inc. common stock	2,562,247	**	6,757,260

*	Party in interest

**	Did not represent 5% or more of Plan’s net assets as of the respective year end
During 2009, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and
Unrealized Appreciation
(Depreciation) of Fair Value
of Investments
Mutual funds	$13,294,782
Pooled separate accounts	7,197,942
Citizens Republic Bancorp, Inc. common stock	(5,404,577)

$15,088,147

4. Fair Value Measurements
The Plan groups assets which are recorded at fair value into three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. An asset‘s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
Level 1 — Fair Value is based upon quoted prices for identical instruments in active markets.
Level 2 — Fair Value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 — Fair Value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques may include use of discounted cash flow models and similar techniques.
All financial instruments of the Plan are recorded at fair value on a recurring basis. The methods and assumptions used to estimate the fair value for each asset group are set forth below.
Trading restrictions apply to mutual funds and pooled separate accounts. Participants are restricted from the frequent trading of shares in an investment option, which is defined as: (1) one or more participant-directed trades within the same investment option; (2) within a rolling 30-day period; and (3) each trade is greater than $25,000. Such activity may result in the plan administrator imposing penalties or additional trade restrictions on the participant.
Common Stock
Common stock represents the stock of Citizens Republic Bancorp, Inc., the Plan sponsor, which is traded on an active market.
Mutual Funds
Mutual funds are valued at the NAV of shares held by the Plan as reported on active markets.
Pooled Separate Accounts
Pooled separate accounts are valued at the NAV’s of units held by the Plan as reported by the investment manager of the fund. The NAV’s are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price of the pooled separate accounts is not quoted on any market; however the unit price is based on the underlying investments which are traded in an active market and are priced by independent providers. Citizens has evaluated the valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in Citizens’ principal markets. Further, Citizens has developed an internal, independent price verification function that performs testing on valuations received from third parties. There are no significant restrictions on the redemption of investments in the pooled separate accounts.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
Other Investments
Other investments are comprised of a benefit responsive guaranteed income fund (“GIF”) which is recorded at contract value and based on the nature of the contract generally approximates fair value. Contract value represents contributions, earnings at guaranteed crediting rates, less withdrawals and fees. The fair value of the Plan’s investment in the GIF is estimated using a comparison to similar assets in an active market. The average yield earned by the Plan as well as the participants for the year ended December 31, 2009 and 2008 was 3.66% and 4.20%, respectively.
The GIF is backed by an insurance wrapper through the Prudential Retirement Insurance and Annuity Company (“PRIAC”) that guarantees the principal and accumulated interest in the event the funds portfolio declines in value as well as a guarantee of the minimum rate of return on the underlying portfolio. Participants are guaranteed a pre-determined interest rate and no loss of principal. The underlying portfolio is primarily invested in public bonds, commercial mortgages and private placement bonds. The overall credit quality of the portfolio is investment grade and the exposure to high yield assets is limited to ten percent. PRIAC is rated A2 by Moody’s and AA- by Standard & Poor’s as of May 13, 2010.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
Loans to Participants
Participant loans are valued using an income approach based on a discounted cash flow model that takes into consideration the current market interest rate environment, current portfolio interest rates, a credit risk component and assumptions related to prepayment speeds.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
The following table presents the balances of assets that were measured at fair value on a recurring basis as of December 31, 2009.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity securities
Large-cap	$18,122,781	$—	$—	$18,122,781
Mid-cap	6,775,998	—	—	6,775,998
Small-cap	5,867,197	—	—	5,867,197
International equity	13,267,855	—	—	13,267,855
Balanced (1)	10,727,072	—	—	10,727,072
Specialty real estate	168,889	—	—	168,889
Fixed income securities
Intermediate term fixed (2)	4,397,893	—	—	4,397,893
Pooled separate accounts:
Equity securities
Large-cap	—	13,008,437	—	13,008,437
Small-cap	—	5,929,827	—	5,929,827
International equity	—	1,532,349	—	1,532,349
Fixed income securities
Intermediate term fixed (2)	—	7,713,813	—	7,713,813
Other investments	—	13,966,912	—	13,966,912
Citizens Republic Bancorp, Inc. common stock	2,562,247	—	—	2,562,247
Loans to participants	—	—	2,335,884	2,335,884

Total Assets	$61,889,932	$42,151,338	$2,335,884	$106,377,154

(1)	This category represents investments with a mixture of securities, including: stocks, bonds, and securities issued and guaranteed by the U.S. government. The majority of the securities within this fund are stocks, therefore it is classified as an equity security.

(2)	This category represents investment grade bonds of U.S. issuers from diverse industries.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year-ended December 31, 2009.

	December 31, 2009
		Sales, Issuances,
		Maturities,
		Settlements, Calls,
	Beginning Fair Value	Net	Ending Fair Value

Loans to participants	$2,544,982	$(209,098)	$2,335,884
5. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan Sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
6. Risks and Uncertainties
The Plan investments include mutual funds, a GIF, pooled separate accounts, and equity securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. GIF’s meet the definition of benefit responsive and are carried at contract value. If an event were to occur such that the realization of a GIF’s full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered benefit responsive and would be carried at fair value. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Events
On January 29, 2010, Citizens Republic Bancorp entered into a stock purchase agreement with Great Western Bank whereby Great Western Bank agreed to acquire all of the stock of Citizens’ wholly owned subsidiary, F&M Bank-Iowa (“F&M”). Pursuant to the terms of the sale agreement, the Plan was amended so that employees of F&M were fully vested in all 401(k) plan contributions credited to their participant accounts through the closing date of the sale. This amendment was effective March 24, 2010 and the sale of F&M was completed on April 23, 2010.
Effective July 1, 2010, the Plan will allow a participant or beneficiary, at any time after separation from service, to elect distribution of all or any part of their account. In addition, the deferral rate for newly hired employees automatically enrolled in the plan was increased from 2% to 3%.

Supplemental Schedule

Citizens Republic Bancorp 401(k) Plan
EIN #38-2378932            Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2009

	Description of Investment
	including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Mutual funds:
American Balanced Fund — Class A	661,756 Units/Shares	**	10,727,072
American Funds EuroPacific Growth Fund	235,692 Units/Shares	**	9,036,443
American Funds Growth Fund of America	503,301 Units/Shares	**	13,755,209
Baron Small Cap	276,026 Units/Shares	**	5,316,271
DFA Emerging Markets Core Equity	42,094 Units/Shares	**	767,365
DFA International Core Equity	59,667 Units/Shares	**	605,023
DFA Real Estate Securities	9,802 Units/Shares	**	168,889
DFA US Core Equity	155,820 Units/Shares	**	1,449,130
Goldman Sachs Mid Cap Institutional	20,027 Units/Shares	**	584,182
Thornburg Core Growth R5	65,267 Units/Shares	**	954,862
Vanguard Institutional Index	28,618 Units/Shares	**	2,918,442
Vanguard Intermediate Term Bond	410,251 Units/Shares	**	4,397,893
Vanguard Mid Cap Institutional	319,326 Units/Shares	**	5,236,954
Vanguard Small Cap Index	20,041 Units/Shares	**	550,926
Vanguard Total International Stk Index	198,406 Units/Shares	**	2,859,024

Total Mutual Funds			59,327,685

Pooled separate accounts:
Prudential Core Plus Bond/Reams Fund	390,893 Units/Shares	**	7,713,813
Prudential International Val/LSV Asset Mgt	144,706 Units/Shares	**	1,532,349
Prudential Large Cap Val/LSV Asset Mgt	861,260 Units/Shares	**	13,008,437
Prudential Small Cap Val/Kennedy Fund	380,985 Units/Shares	**	5,929,827

Total Pooled separate accounts			28,184,426

Other investments
Prudential Guaranteed Income Fund	508,979 Units/Shares	**	13,966,912

Total Other investments			13,966,912

Common stock:
*Citizens Republic Bancorp, Inc.	3,713,402 Units/Shares	**	$2,562,247

Total common stock			2,562,247

*Loans to participants	Interest rate range: 4.25 - 10.50%; with various dates	**	2,335,884

			$106,377,154

*	Party in interest

**	Historical cost information is not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons named below, who are duly authorized by the Corporation, have signed this annual report on the Plan’s behalf.

Date June 18, 2010	/s/ Donna Aho
Donna Aho
Chairman, Pension/401(k) Administration
Committee

/s/ Joseph C. Czopek
Joseph C. Czopek
Controller and Principal Accounting Officer

EXHIBIT INDEX
The following documents are filed as part of this report. Exhibits not required for this report have been omitted. Citizens’ Commission file number is 001-33063.

Exhibit
No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm